Filed Pursuant To Rule 433

Registration No. 333-286293

April 30, 2025

Speakers:

•
Janet Alvarez, Host of Sirius XM Business Briefing
•
Dave LaValle, Global Head of ETFs, Grayscale

Janet Alvarez: We’re talking about the crypto environment, Dave. How are you this morning?

Dave LaValle: I'm doing great. Janet, how are you?

Janet Alvarez: Wonderful. You know, Dave, Bitcoin, crypto in general has been a bright spot in what has been an otherwise tumultuous start to 2025. Bitcoin in particular, and many crypto assets on whole have provided a respite for investors who've been seeking a safe haven. Over the past week or two especially with the Bitcoin on its hair. Tell us where the crypto environment stands today against this broader economic background and turmoil.

Dave LaValle: Yeah. Well, I think that Bitcoin is actually proving to be a bit of a safe haven and an asset that is, you know, uncorrelated to other segments of the market. And despite, you know, having, you know, kind of a personality or reputation for being quite volatile has been an asset that has really, you know, kind of avoided some of the other volatility that we have seen in, you know, segments of the bond market and certainly in the equity markets. And you know, it's further kind of validation that this is a bona fide asset class. And you know the result of that is a real kind of advancement or evolution or maturation of the broadest range of investors utilizing Bitcoin and digital assets and incorporating them into their portfolios.

So you know I've been on, you know, the show before talking about our Bitcoin ETF and you know, some of the, you know, mass adoption, but this is really not a binary decision of Bitcoin or not Bitcoin any longer. This is talking about, you know, self-directed investors, the advised market, financial professionals and segments of the institutional market that are really taking advantage of incorporating Bitcoin into their portfolios. So that’s state pensions, that is, you know, endowments and foundations are really taking a look at Bitcoin and finding opportunities to incorporate it in into their portfolios.

Janet Alvarez: How is Grayscale working to expand access to this evolving crypto ecosystem, especially Bitcoin?

Dave LaValle: Right. So obviously we have our core, you know, Bitcoin exposure, the lowest cost Bitcoin ETF in market, ticker BTC. But as time has gone on and a more nuanced interest in incorporating Bitcoin into clients portfolios, as we have, you know, come out with other ways to kind of experience the asset class. So just today actually Janet, we launched, you know, a product that essentially tracks companies that are incorporating Bitcoin onto their balance sheets. We call it the Bitcoin Adopters ETF. And so, you know, if essentially if a company has 100 Bitcoin on their balance sheet, so you know roughly $9, $10 million on their balance sheet, then it could be incorporated into, you know, this investment product. So, this is like an equity exposure or an equity , you know , global equity replication of, you know, an expression of Bitcoin. And then further, we're talking to clients and clients want to experience income and they want to experience income, but also, you know, have some digital asset exposure. And, so we have a couple of you know options based strategies incorporated into an ETF and, you know, we have just announced, you know what the distributions and the yield profile of those products are.

So, ticker BTCC is a, you know, a cover call product that is, you know tracking over a 50% annual yield and this is like an incredible opportunity to have Bitcoin exposure, but then to generate some income in the clients portfolio. So somewhat taking advantage of the volatility of Bitcoin and realizing income as a result of that. So, these are a couple of different ways that that Grayscale is really kind of leaning on our innovative spirit and leaning on our crypto expertise to bring solutions to clients, you know, of all shapes and sizes at the end of the day, you sum up Grayscale’s, you know business, I do very simply: We meet investors where they are on their crypto journey and then we deliver them regulated products that fit their investment needs and their, you know, their portfolios.

Janet Alvarez: They would excite you about the future of Grayscale and crypto the most in 2025.

Dave LaValle: Yeah. I mean the thing is, I'll go back to what I said before. You know, this used to be just kind of a binary decision, Bitcoin or not Bitcoin. And now given the size of the market, we're over 3 trillion, you know in assets across the crypto market that's larger than the, you know, high yield bond market, it's just a relative measure of the size. It's a bona fide asset class. I get very excited about educating clients about this. It feels sometimes like, you know, it felt in the early 2000s with ETF's where people are now paying attention to the asset class and trying to figure out how to incorporate it into their portfolios.

I think what excites me the most is we've gotten a major shift in the regulatory winds down in DC. You know, we used to have a very unfavorable receipt of crypto and a very certain receipt of crypto down in DC and now we have a much more favorable but a little bit of uncertainty and that uncertainty is leading towards a tremendous amount of innovation. I think we're gonna see lots of products coming to market and I think we're going to have the opportunity to deliver solutions to clients that are not just single crypto tokens like Bitcoin or Ethereum. And we're going to be able to see some kind of index-based solutions and multi token solutions. And so, you know, we have a product GDLC that, you know, has, you know, top five tokens. And you can kind of get a, you know, an index-based solution for your portfolio. So, I'm super excited about the innovation. I'm super excited about the regulatory tailwinds and I'm super excited to, you know, be at Grayscale and to continue to educate clients on how they can incorporate crypto to their portfolios.

Janet Alvarez: Dave, thank you so much for joining us today. Please remind us where we can learn more about Grayscale and its offerings and where we can follow you.

Dave LaValle: Yeah, Grayscale.com is an incredible portal of educational material and where our research team, you know, kind of deposits all of their best thinking. So, we're happy to have clients.

Janet Alvarez: And that's Dave LaValle, Senior Managing Director, Global Head of ETFs at Grayscale.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.